FORM 12B-25

U.S. SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549

SEC File No.: 000-28789

NOTIFICATION OF LATE FILING

 [X ] Form 10-KSB   [ ] Form 11-K     [ ]Form 20-F [] Form 10-QSB   [ ] Form N-SAR

For Period Ended: September 30, 2006

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Falcon Ridge Development Inc.

Former Name if Applicable:	N/A

Address of Principal Executive Office (Street and Number):	5111 Juan Tabo Boulevard N.E.

City, State and Zip Code:	Albuquerque, New Mexico, 87111

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period. The accountants have not been able make certain final reconciliations to the financial statements. The Company will file the Form 10-KSB by the extension date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Fred M. Montano	(505)	856.6043
Name	(Area Code)	(Telephone Number)

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s).     [X] Yes     [ ] No

(3)
It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes[] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the twelve months ended December 31, 2005 we reported losses of $ 119,297. For the nine months ended September 30, 2006 we anticipate the loss will be approximately $388,000.

We have a loss because there is no operating revenue in 2006. We are in a development phase and have not yet completed financing arrangements to support construction and sale of lots.

Falcon Ridge Development Inc.,  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Falcon Ridge Development Inc.

Date: December 29, 2006.	By:	/s/ Fred M. Montano
Fred M. Montano
Chief Executive Officer